

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2011

Mr. Mark R. Stauffer
Chief Financial Officer
Orion Marine Group, Inc.
12000 Aerospace Dr., Suite 300
Houston, Texas 77034

     RE: Orion Marine Group, Inc.
              Form 10-K for the Year Ended December 31, 2009
              Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
              September 30, 2010
              Definitive Proxy Statement on Schedule 14A filed on April 12, 2010
              Form 8-K filed July 1, 2010
              File No. 1-33891

Dear Mr. Stauffer:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Rufus Decker
                   Accounting Branch Chief